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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 Washington DC

SEC FILE NUMBER
8- 66529

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Petro Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3710 Rawlins Street, Suite 1000
(No. and Street)

Dallas	TX	75219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rosser Newton — 214-661-7761
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner, Stone & Company, L.L.P.
(Name – *if individual, state last, first, middle name*)

12700 Park Central Dr., Suite 1400	Dallas	TX	75251
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/14

OATH OR AFFIRMATION

I, Rosser Newton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Petro Capital Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELVIA JAIMES
Notary Public, State of Texas
My Commission Expires
August 21, 2015

Signature

Rosser Newton, CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The
LeGaye Law Firm P.C.

Tel: (281) 367-2454
Fax: (866) 338-6353

www.LeGayeLaw.com

2002 Timberloch Drive, Suite 200 ◇ The Woodlands, Texas 77380

February 26, 2015

Via Overnight Delivery

SEC MAIL PROCESSING RECEIVED MAR 02 2015 WASH, D.C. 194 SECTION

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Petro Capital Securities, LLC; Firm ID # 131953
Annual Audit Report, Form X-17A-5

Dear Sir or Madam:

On behalf of the above captioned member firm, enclosed please find two (2) counter-original Annual Audited Reports for the fiscal year ended December 31, 2014 with supporting Facing Page.

Should you have any questions regarding the enclosed reports, please feel free to contact the undersigned or Rosser C. Newton of Petro Capital Securities, LLC.

Sincerely,

Debra M. Schaps

Debra M. Schaps*
Enclosures (as stated)

cc: Rosser C. Newton – Petro Capital Securities, LLC (with enclosure)
SEC – Fort Worth Regional Office (w/enclosure)
FINRA (filed electronically)
Securities Investor Protection Corporation (SIPC) (filed electronically)
Arizona Corporation Commission (filed electronically)

*** Not Licensed to Practice Law***

Petro Capital Securities, LLC

Financial Statements

and

Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2014

TABLE OF CONTENTS

Your Vision Our Focus

Report of Independent Registered Public Accounting Firm

The Member of
Petro Capital Securities, LLC
Dallas, Texas

We have audited the accompanying statement of financial condition of Petro Capital Securities, LLC, and the related statements of income and member's capital and cash flows for the year ended December 31, 2014. The financial statements are the responsibility of management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I (Schedules II, III and IV are not applicable) required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements themselves and other additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the basic financial statements or to the financial statements themselves and other additional procedures in accordance with auditing standards of the Public Company Accounting Oversight Board. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Turner, Stone & Company, LLP

Certified Public Accountants
Dallas, Texas
February 25, 2015

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

PETRO CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

Assets

Current assets:		
Cash	$	330,101
Prepaid management fees to Parent (Note 2)		6,134
Prepaid expenses		15,982
Total current assets	$	352,217

Liabilities and Member's Capital

Current liabilities:		
Accounts payable	$	12,625
Accrued state income tax		34,313
Total current liabilities		46,938
Member's capital		305,279
	$	352,217

The accompanying notes are an integral part of the financial statements.

PETRO CAPITAL SECURITIES, LLC
STATEMENT OF INCOME AND MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues	$ 5,989,206
Operating expenses:	
Incremental allocation services fee (Note 2)	720,858
Registration fees	35,371
Other expenses	31,281
	787,510
Income from operations before state income tax	5,201,696
Provision for state income tax	34,313
Net income	5,167,383
Member's capital at beginning of year	262,896
Distributions	(5,125,000)
Member's capital at end of year	$ 305,279

The accompanying notes are an integral part of the financial statements.

PETRO CAPITAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:	
Net income	$ 5,167,383
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Prepaid management fees to parent	14,084
Prepaid expenses	(2,153)
Accounts payable	3,456
Accrued state income tax	12,794
Net cash provided by operating activities	5,195,564
Cash flows from financing activities:	
Distributions paid to member	(5,125,000)
Net cash used in financing activities:	(5,125,000)
Increase in cash	70,564
Cash at beginning of year	259,537
Cash at end of year	$ 330,101

The accompanying notes are an integral part of the financial statements.

PETRO CAPITAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and operations

Petro Capital Securities, LLC (Company) is a limited liability company organized in the State of Texas, on March 26, 2004 and is a wholly-owned subsidiary of Petro Capital Securities Holdings, LLC (Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company provides private placement of debt and equity securities as well as providing advisory services for mergers and acquisitions and corporate finance.

Revenue recognition

The Company earns fees, commissions and receives financial instruments in exchange for the services it provides and recognizes revenue when the Company has completed its contractual obligations and collection is reasonably assured.

Customer concentrations

For the year ended December 31, 2014, the Company had the following customer concentrations with respect to its revenues:

	Percentage of Revenues
Customer 1	84%
Customer 2	14%

Management estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash flows

The Company maintains deposits in one financial institution. At December 31, 2014, the Federal Deposit Insurance Corporation (FDIC) provided insurance coverage of up to $250,000, per depositor, per institution. At December 31, 2014, approximately $80,000 of the Company's cash was in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe that the Company is exposed to significant credit risks from these excess deposits.

For purposes of the statement of cash flows, cash includes demand deposits, time deposits and short-term cash equivalent investments with maturities of less than three months at the date of purchase. At December 31, 2014, the Company had no such cash equivalents included in cash. None of the Company's cash is restricted.

Fair value measurements

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements*, defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the customer's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Fair value of financial instruments

In accordance with the reporting requirements of ASC Topic 825, *Financial Instruments*, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this standard and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of cash, accounts payable and accrued state margin tax approximate their carrying amounts due to the nature and short maturity of these instruments.

Recent accounting pronouncements

During the year ended December 31, 2014 and through February 25, 2015, there were several new accounting pronouncements issued by the FASB. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company's financial statements.

Subsequent events

In preparing the financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2014, up until the issuance of the financial statements, which occurred on February 25, 2015.

2. TRANSACTIONS WITH RELATED PARTY

Office and administrative services agreement

The Company paid a monthly incremental allocation services fee to the Parent through the Office and Administrative Services Agreement of $46,709 per month for January through March and $64,526 for April through December 2014. Such fees amounted to $720,858 during the year ended December 31, 2014 which are reflected in "Incremental allocation services fee" on the accompanying statement of income and member's capital. At December 31, 2014, the Company has prepaid $6,134 of fees associated with the agreement.

3. INCOME TAXES

The Company is organized as a limited liability company under the provisions of the Internal Revenue Code of 1986 as amended. Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal income tax liabilities. Instead, its earnings and losses are included in the member's income tax return and are taxed based on the member's income tax rate.

As a Texas limited liability company, the Company is subject to a state franchise tax based on the lower of either the cost of goods sold margin, compensation margin or 70% of gross revenues. The Company's franchise tax liability will be included in the member's state franchise tax return. The Company estimated franchise tax expense of $34,313 for the year ended December 31, 2014 and is reflected in the "Provision for state income tax" on the accompanying statement of income and member's capital.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company was in compliance with aggregate indebtedness of $46,938 and net capital of $283,163.

5. RULE 15c3-3 EXEMPTION

The Company does not hold customer funds or securities and is, therefore, exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

PETRO CAPITAL SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Net Capital Requirement, the Greater of:			$	5,000
1/15 of Aggregate Indebtedness	$ 3,129			
Minimum Dollar Requirement	$ 5,000			
Net Capital			$	283,163
			$	278,163
Aggregate Indebtedness:			$	46,938
Ratio of Aggregate Indebtedness to Net Capital:				16.58%
Ratio of Subordinated Indebtedness to Debt/Equity Total:				N/A
120% of Required Net Capital			$	6,000
Net Capital in Excess of 120% of Required Net Capital			$	277,163
Total Assets (Cash on Hand, Money Market Accounts)			$	352,217
Less: Total Liabilities				46,938
(Exclusive of subordinated debt)				
Net Worth				305,279
Deductions from and/or charges to Net Worth:				
Total non-allowable assets		$ 22,116		
(Excess Fidelity Bond deductible)				
Total Deductions from Net Worth				22,116
Net Capital before haircuts on securities positions			$	283,163
Haircuts on securities:				
Certificates of Deposit and Commercial Paper		$ -		
U.S. and Canadian government obligations		-		
State and municipal government and obligations		-		
Corporate obligations		-		
Stock and warrants		-		
Options		-		
Arbitrage		-		
Other Securities		-		
Total haircuts of securities				-
Net Capital			**$**	**283,163**

There are no material differences between the amounts presended above and the amounts reported on the Company's unaudited FOCUS report as of December 31, 2014.

Report of Independent Registered Public Accounting Firm

To the Member of
Petro Capital Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Petro Capital Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Petro Capital Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3, specifically 17 C.F.R. §240.15c3-3(k)(2)(i)(the exemption provisions) and (2) Petro Capital Securities, LLC stated that Petro Capital Securities, LLC met identified exemption provisions throughout the most recent fiscal year without exception. Petro Capital Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Petro Capital Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Turner, Stone & Company, LLP

Certified Public Accountants

Dallas, Texas

February 25, 2015

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

PETRO
CAPITAL
GROUP

Petro Capital Securities, LLC. Assertions

Petro Capital Securities, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(i) throughout the most recent fiscal year without exception

Petro Capital Securities, LLC.

I, Rosser Newton, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Rosser Newton, COO

February 3, 2015

Report of Independent Registered Public Accounting Firm

February 25, 2015

To the Member of Petro Capital Securities, LLC
3710 Rawlins Street, Suite 1000
Dallas, Texas 75219

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Petro Capital Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Petro Capital Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Petro Capital Securities, LLC's management is responsible for Petro Capital Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 and SIPC-6 with check #2005 dated February 24, 2015, and check #1137 dated July 17, 2014, respectively, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Noted there were no adjustments reported in Form SIPC-7;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 by comparing it to total revenues listed in the statement of income and member's capital without exception;

5. Noted there were no overpayments reported on the Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Turner, Stone & Company, LLP

Certified Public Accountants
February 25, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31 , 20 14

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

66529 FINRA
Petro Capital Securities, LLC
3710 Rawlins Street STE 1000
Dallas TX 75219

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Rosser Newton (214)661-7761

2. A. General Assessment (item 2e from page 2)		$ 14,918.75
B. Less payment made with SIPC-6 filed (exclude interest) 07/17/14 Date Paid		(2,293.75)
C. Less prior overpayment applied		(0.00)
D. Assessment balance due or (overpayment)		12,625.00
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		0.00
F. Total assessment balance and interest due (or overpayment carried forward)		$ 12,625.00
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 12,625.00	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Petro Capital Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Designated Principal
(Title)

Dated the ____ day of ____________, 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01, 20 14
and ending 12/31, 20 14
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 5,989,206

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Reimbursed Income 21,706

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 0

Total deductions 21,706

2d. SIPC Net Operating Revenues $ 5,967,500

2e. General Assessment @ .0025 $ 14,918.75

(to page 1, line 2.A.)